EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2012 third quarter results

  Bell EBITDA(1) increases 5.2%, reflecting strong contributions from Bell Wireless and Bell Media

  Wireless postpaid net activations of 148,502, up 17.1%; Wireless EBITDA growth of 15.2% is best Q3 performance in 5 years; smartphone users now represent 60% of postpaid subscribers, driving 4.2% higher wireless ARPU and data revenue growth of 29.5%

  Bell Fibe TV net activations of 42,973 as service footprint expands to more than 2.8 million households; high-speed Internet net activations of 13,416; 11.3% year-over-year improvement in residential local access line losses

  Bell Media revenue up 25.5%, EBITDA increased 92.6%

  Wireline EBITDA margin of 39.0% supported by $40 million year-over-year reduction in operating costs

  BCE net earnings attributable to common shareholders of $569 million or $0.74 per share; adjusted net earnings per share(2) of $0.76 in line with plan

  Reconfirming all 2012 BCE and Bell Canada financial guidance targets

MONTRÉAL, November 1, 2012 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the third quarter (Q3) of 2012.

BCE reported net earnings attributable to common shareholders of $569 million, compared to $642 million in Q3 2011, and adjusted net earnings attributable to common shareholders of $588 million, compared to $724 million last year. In line with plan, earnings per share (EPS) of $0.74 and Adjusted EPS of $0.76 decreased in the third quarter of 2012 from $0.83 and $0.93 per share in Q3 2011. The year-over-year decrease was mainly due to lower income tax expense in Q3 2011 from the favourable resolution of tax matters.

Bell total revenue increased 1.8% in the third quarter of 2012 as Bell Wireless and Bell Media revenue growth of 7.1% and 25.5%, respectively, was moderated by a 4.0% decrease at Bell Wireline. Bell EBITDA was up 5.2% in Q3 on growth of 15.2% at Bell Wireless and 92.6% at Bell Media, partly offset by a 6.2% decline at Bell Wireline. Bell’s operating performance in the quarter generated $1,589 million of cash flow from operating activities and significant free cash flow(3) of $684 million. Year to date, total cash flow from operating activities increased to $4,689 million, or 16.3%, and total free cash flow increased to $1,815 million, up 7.0% compared to last year.

“Bell is making unparalleled investments in the best new networks, products and content, and we’re seeing the results in strong growth across our wireless, TV, Internet and media businesses. Bell’s robust 5.2% EBITDA growth was driven in large part by outstanding performance at Bell Wireless and Bell Media, both of which posted exceptionally strong revenue and EBITDA growth,” said George Cope, President and CEO of BCE and Bell Canada.

1/15

“Bell is bringing new competition and choice to consumers with our next-generation Fibe network, now serving 200,000 Fibe TV customers and supporting both strong Bell Internet subscriber growth and our traditional Home Phone business as more customers choose multiple Bell services in our Fibe TV coverage area, which has expanded to over 2.8 million households. Bell’s new mobile LTE network, combined with world-leading smartphones and content services like Bell Mobile TV, helped bring us 148,502 net new postpaid subscribers – 17.1% more than last year – reduced churn, and great growth in Wireless data and overall revenue.”

“We’re executing a strategy of investment in network leadership, product innovation and improved customer service, and I’m proud to say the Bell team has made us a serious contender in every market in which Bell competes,” said Mr. Cope. Bell is committed to achieving a clear goal - to be recognized by customers as Canada's leading communications company - through the execution of 6 Strategic Imperatives: Invest in Broadband Networks and Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure.

“We performed well across the business in Q3, posting another sound quarter of EBITDA growth and margin expansion, driven by exceptional wireless and media results as well as substantial net earnings and free cash flow consistent with our plan. Our 2012 financial plan remains on track as we reconfirm today all our Bell and BCE guidance targets for the year,” said Siim Vanaselja, Chief Financial Officer for Bell and BCE. “Our continued strong free cash flow generation, which year to date has grown 7% over last year, has not only enabled significant strategic investment in Bell’s broadband wireline and wireless platforms, but also amply supports the recent 10-cent annualized increase in BCE’s common share dividend, effective with the dividend payment of October 15.”

Bell Q3 operational performance
Bell’s operating revenues were $4,392 million in Q3 2012, up 1.8% from $4,313 million in Q3 2011. This was driven by total service revenue growth of 2.1% as Wireless and Media revenues increased significantly compared to last year. Total product revenues declined 1.1%, reflecting softer wireline data equipment sales to business customers. Bell’s EBITDA grew 5.2% this quarter to $1,688 million on the strong performance of the Bell Wireless and Bell Media segments.

Bell Wireless EBITDA in Q3 2012 grew 15.2% to $554 million and service margin expanded to 42.4% from 39.2% last year, reflecting stronger wireless revenue growth of 7.1% to $1,434 million as we continued to gain high-value postpaid customers and upgrade existing customers to smartphones, while exercising discipline in postpaid customer acquisition and retention spending. Postpaid net activations increased 17.1% to 148,502, while the postpaid customer churn rate improved to 1.2% from 1.5% in Q3 2011, reflecting the benefits of investment in customer service and retention. Smartphone users represented 60% of postpaid subscribers at the end of Q3, up from 43% a year earlier, which contributed to strong data revenue growth of 29.5% and blended ARPU growth of 4.2%. Blended ARPU was $57.30 per month in Q3 2012, up from $55.01 in Q3 2011, driven by a greater number of customers in western Canada, higher roaming revenues, and more smartphone customers taking advantage of mobile data services such as Bell Mobile TV.

Bell Wireline revenue totalled $2,505 million in the quarter, down 4.0% from Q3 2011, as competitive and wireless substitution pressures continued to impact traditional voice services. Reduced spending by business customers on wireline data products and ICT solutions reflected continuing sluggish economic growth, which also contributed to the year-over-year decrease in overall wireline revenue this quarter.

2/15

Continued steady growth in Fibe TV and Fibe Internet drove residential data revenue growth of 3.5% in Q3 2012. Bell Fibe TV experienced its best quarter ever, adding 42,973 net new subscribers, up from 20,297 in Q3 2011. At the end of the third quarter, Bell Fibe TV had more than 200,000 subscribers with a footprint reaching over 2.8 million households, up from approximately 1.5 million households at the end of Q3 2011. The activation of new Fibe customers also led to 13,416 net new high-speed Internet activations in the quarter. Although Bell Wireline EBITDA decreased 6.2% this quarter to $978 million, margins were maintained on plan at 39.0%, reflecting a $40 million, or 2.6%, improvement in operating costs over last year.

Bell Media reported revenue of $546 million in Q3 2012, up 25.5% from last year, the result of increased advertising revenues generated by Bell Media’s broadcast of the London 2012 Games and higher subscriber fee revenue driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports TV services. Bell Media EBITDA increased 92.6% in Q3 2012 to $156 million, reflecting the flow-through of higher subscriber fee revenue and lower non-Olympics-related operating expenses. Despite the positive impact on revenues from the Olympics during Q3, advertising sales across Bell Media’s properties continued to be impacted adversely by a soft advertising market.

Bell invested $688 million in new capital this quarter, a $36 million increase compared to Q3 2011. These investments support the continued deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec and expansion of the Fibe TV service footprint, enhancement of customer service systems, the ongoing rollout of the 4G LTE network in markets across Canada, and the addition of new Bell and The Source stores, particularly in western Canada.

BCE results
BCE’s operating revenue was $4,982 million in the third quarter of 2012, up 1.5% from $4,910 million in the third quarter of 2011, due to 1.8% higher revenues at Bell and slightly lower revenues at Bell Aliant. EBITDA grew 4.0% this quarter to $2,019 million, reflecting higher EBITDA at Bell driven by the strong contributions of Bell Wireless and Bell Media, moderated by a year-over-year decrease at Bell Aliant.

BCE’s cash flows from operating activities were $1,589 million in Q3 2012, compared to $1,916 million in the same period last year. Free cash flow available to BCE’s common shareholders was $684 million in Q3 2012 compared to $1,005 million in Q3 2011. The year-over-year reductions were attributable primarily to the catch-up in accounts receivable cash collection in Q3 2011 following the settlement of the Canada Post strike.

BCE’s net earnings attributable to common shareholders decreased 11.4% in Q3 2012 to $569 million, or $0.74 per share, compared to $642 million, or $0.83 per share, last year. The year-over-year decrease in earnings was due to the favourable resolution of tax matters in Q3 2011, higher depreciation expense, and increased interest expense, partly offset by higher EBITDA and lower severance, acquisition and other costs.

BCE’s Adjusted EPS was $0.76 in Q3 2012, compared to $0.93 last year. Despite solid EBITDA growth this quarter, the decrease is attributable to the favourable resolution of tax matters in Q3 2011 that did not recur this year.

3/15

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2012	Q3 2011	% change
Bell (i)
Operating Revenues	4,392	4,313	1.8%
EBITDA	1,688	1,605	5.2%
BCE
Operating Revenues	4,982	4,910	1.5%
EBITDA	2,019	1,941	4.0%
Net Earnings Attributable to Common
Shareholders	569	642	(11.4%)
EPS	0.74	0.83	(10.8%)
Adjusted EPS	0.76	0.93	(18.3%)
Cash flows from operating activities	1,589	1,916	(17.1%)
Free Cash Flow	684	1,005	(31.9%)
(i)	Bell includes the Bell Wireless, Bell Wireline and Bell Media segments.

Bell Wireless

Bell Wireless continued to accelerate its operating momentum in Q3 2012, posting another strong quarter of EBITDA growth, margin expansion and cash flow growth, as well as substantial postpaid subscriber activations, increased smartphone penetration, and higher blended ARPU driven by strong growth in mobile data usage.

  Bell Wireless operating revenues increased 7.1% in the third quarter of 2012 to $1,434 million. Service revenue was up 6.4% to $1,307 million due to the larger postpaid subscriber base and growth in wireless data usage. Product revenue increased 10.8% in the quarter to $113 million as a result of a higher percentage of smartphones in the sales mix.
  Blended ARPU was $57.30 per month in Q3 2012, up 4.2% from $55.01 per month in Q3 2011, due to an increased postpaid mix, a higher proportion of postpaid customers using smartphones, which drove mobile data revenue growth of 29.5%, and a greater number of higher-ARPU postpaid customers from western Canada.
  Smartphone subscribers represented 60% of the total postpaid base at the end of Q3, compared to 43% last year.
  Bell Wireless EBITDA reached $554 million in the third quarter, up 15.2%, the highest Q3 rate of growth in 5 years. The increase is mainly attributable to 7.1% higher wireless operating revenues and operating cost growth of 2.6%, reflecting disciplined spending on postpaid customer acquisition and retention.
  EBITDA margin as a percentage of wireless service revenue increased 3.2 percentage points to 42.4% in Q3 on significant service revenue flow-through and cost control.
  Cost of acquisition per gross activation increased to $397, up just 1.3% from Q3 2011, due to increased spending on advertising and higher sales-related costs.
  Postpaid gross activations increased slightly to 372,574 this quarter compared to 372,346 in Q3 2011. Activations in western Canada increased due to more points of distribution and increased advertising, even as some customers delayed purchases in anticipation of the Apple iPhone 5 launch on September 21.

4/15

  Prepaid gross activations decreased 23.0% to 118,122 due primarily to aggressive acquisition offers from competitors targeted at lower-ARPU subscribers and Bell’s continued focus on acquiring postpaid customers.
  Blended churn rate improved to 1.6% in the quarter from 2.0% in Q3 2011. Postpaid churn decreased to 1.2% from 1.5%, reflecting the positive impact of retention spending and lower customer deactivation rates on smartphones compared to other devices. Prepaid churn declined to 3.3% from 3.9% as a result of fewer customer deactivations.
  Postpaid net activations increased 17.1% this quarter to 148,502 from 126,854 in Q3 2011, while prepaid net customer losses decreased to 18,738 in Q3 2012 from 41,105 last year.
  The Bell Wireless client base reached 7,576,027 at the end of Q3 2012, a 2.8% increase over last year.
  Bell continues to offer customers access to Canada’s largest 4G LTE network, now reaching more than 61% of the Canadian population in more than 40 markets across 7 provinces and territories. LTE complements Bell's 4G HSPA+ and enhanced 4G HSPA+ DC (Dual Cell) networks, offering coast-to-coast coverage to more than 97% and more than 83% of the Canadian population, respectively.
  Bell introduced several new smartphones, including Apple’s iPhone 5, Motorola’s ATRIX HD LTE and RAZR V, and the Sierra Wireless 763 4G LTE Turbo Hotspot.

Bell Wireline
Bell Fibe TV activations continued to accelerate this quarter, driving growth in Fibe Internet and Home Phone services as well as strong residential data revenue growth. This helped moderate the ongoing decline in traditional voice revenues and the operating performance of Bell Business Markets, which continued to be adversely impacted by competitive re-pricing pressures and reduced customer spending due to a soft economy. Although wireline EBITDA decreased year over year, margins were maintained in line with plan at 39.0%, reflecting lower wireline operating expenses as a result of rigorous cost control and productivity improvements.

  Bell Wireline revenues totalled $2,505 million, down 4.0% from Q3 2011. The decline reflects a decrease in local and access, long distance and equipment and other revenues, offset by slightly higher year-over-year data revenues.
  Data revenues increased 0.1% to $1,386 million due mainly to higher TV revenue driven by strong subscriber growth in Fibe TV.
  Local and access revenues declined 7.9% to $654 million. Total NAS at the end of the quarter was 5,768,609, a 7.0% decline year over year, attributable to increased competition and a reduction in access lines and digital circuits as customers continue to adopt wireless and IP-based technologies.
  Long distance revenues declined 13.9% to $192 million. The year-over-year decline reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution, ongoing rate pressures, and decreased sales of global long distance minutes.
  Equipment and other revenue decreased 8.0% to $195 million due mainly to lower year- over-year legacy wireline telecommunications equipment sales, promotional offers on TV set-top boxes, and lower consumer electronic equipment sales at The Source.
  Bell Wireline EBITDA was $978 million, down 6.2% year over year on lower operating revenues, partly offset by a 2.6% improvement in operating costs. EBITDA margin was 39.0% this quarter compared to 40.0% in Q3 2011.
  TV net activations totalled 15,846 compared to 26,169 in Q3 2011. Bell Fibe TV added 42,973 net new customers compared to 20,297 in the third quarter of 2011. Bell Fibe TV subscribers passed 200,000 this quarter as the Fibe TV footprint reached over 2.8 million households at the end of Q3. This was moderated by lower satellite TV net activations, due

5/15

to the rollout of IPTV by competing service providers, aggressive customer conversion offers from cable competitors, and Bell customer migrations to Fibe TV.

  The Bell TV subscriber base totalled 2,136,765 at the end of Q3, a year-over-year increase of 2.9%.
  Bell added 13,416 new net high-speed Internet customers in Q3, compared to a net loss of 101 last year. The improvement reflects the pull-through effect of service bundle offers that include Fibe TV, enhanced competitive offers, and continued broadband fibre network expansion, all of which contributed to lower customer churn year over year.
  NAS net losses in the third quarter of 2012 decreased to 109,280 from net losses of 110,629 in the third quarter of 2011, reflecting residential NAS line losses of 84,540, 11.3% fewer than last year, as Bell continued to reduce residential NAS turnover in Fibe TV service areas. Business access losses increased to 24,740 from 15,362 in Q3 2011.

Bell Media
Bell Media delivered strong financial and operational performance this quarter, with higher subscriber fee revenues driven by market-based rates charged to broadcast distributors for certain Bell Media specialty sports and non-sports services, and higher revenues from broadcasting the 2012 London Games.

  Bell Media’s operating revenue increased 25.5% this quarter to $546 million from $435 million last year.
  Not including the Olympics, advertising sales in Q3 across Bell Media’s television, radio and digital media properties continued to be impacted by a soft advertising market as a result of a slow-growing economy.
  Bell Media EBITDA increased 92.6% to $156 million, from $81 million in Q3 2011, due to higher operating revenues and lower overall operating costs.
  The financial impact from the NHL lockout was not material this quarter.
  CTV closed the season with more Top 20 rated programs in Canada than its competitors in key demos for the summer measurement period.
  In Q3, Bell Media websites streamed more than 177 million videos, welcomed an average of more than 3.5 million unique visitors each month, and served a total of 121 billion page views.

Astral Update
Following extensive public hearings held during the week of September 10, 2012, the CRTC on October 18 denied BCE’s application to acquire Montréal-based Astral Media. On October 22, BCE requested that the federal Cabinet issue a policy direction to the CRTC requiring the commission adhere to its existing policies when considering broadcast acquisitions. BCE announced its proposed $3.38-billion acquisition of Astral on March 16, 2012, and the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court. Should the CRTC’s decision stand, one of the closing conditions for BCE’s acquisition of Astral will not be met and the transaction will not proceed. The transaction also requires approval by the Competition Bureau. On October 25, Astral announced an extension of the Outside Date to December 16, 2012; BCE and Astral both have the right to further postpone the Outside Date to January 15, 2013.

Maple Leaf Sports & Entertainment (MLSE) transaction completed
On August 22, 2012, the sale by Ontario Teachers’ Pension Plan Board of its ownership interest in MLSE to BCE, the BCE Master Trust Fund and Rogers Communications was completed. The combined financial commitments of BCE ($398 million) and the BCE Master Trust Fund ($135 million) represent an aggregate 37.5% interest in MLSE, equal to Rogers’ interest.

6/15

The acquisition secures Bell’s access to TV, mobile, digital online and radio broadcast rights to the premier professional sports teams in Canada's largest marketplace, including the Toronto Raptors, Maple Leafs, Marlies and Toronto FC. MLSE also has major real estate and entertainment assets including the Air Canada Centre and the Maple Leaf Square condominium and commercial complex, operates sports specialty TV channels, and is the exclusive partner of the NBA in Canada.

Acquisition of Q9 Networks completed
On October 17, 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board, Providence Equity Partners LLC and Madison Dearborn Partners LLC announced the completion of its $1.1-billion acquisition of Canadian data centre leader Q9 Networks Inc. Concurrent with the acquisition closing, BCE and its partners have settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain consideration, including increased equity ownership in Q9 and a path to full ownership with an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

Bell partners with Cirque du Soleil in new Québec-based content development company
On August 28, 2012, Bell and Cirque du Soleil announced the formation of a new joint venture to develop Québec-based media content for television, film, digital, and gaming platforms. Focused on the development of entertainment projects for sale and licensing around the world, the venture is another extension of Bell’s strategy of investment in the development and distribution of Québec content. Cirque du Soleil will contribute its library of existing content and current projects to the partnership.

Bell Let’s Talk mental health update
Now in its second year, the Bell Let’s Talk Community Fund announced more than $1 million in grants to 60 community-based organizations, charities and hospitals across the country. The fund provides grants from $5,000 to $50,000 to support local initiatives improving access to mental health care. Bell also inaugurated the largest-ever fund raiser for mental health in Québec, the Bal des Lumières, to be held March 20, 2013, at the Bell Centre in Montréal. A partnership between Bell, CGI, the Montréal Canadiens and National Bank, the event will raise funds for Québec’s Mental Illness Foundation, the Fondation de l'Hôpital Louis-H. Lafontaine, and the Douglas Mental Health University Institute Foundation. On October 11, the annual Bell Event in support of the Centre for Addiction and Mental Health (CAMH) resulted in a $1.5 million contribution to this world-class research and treatment centre in Toronto. Bell continues its support for the Canadian Forces as Presenting Sponsor of the True Patriot Love Dinner in Toronto tonight. Its third year presenting True Patriot Love, Bell’s support for the event goes directly to programs aimed at addressing the mental health challenges faced by Canadian Forces members and their families.

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased 0.3% to $698 million in the third quarter of 2012, reflecting the continued erosion of its legacy voice business offset partly by higher revenues from growth in Internet, data, TV, wireless, and higher equipment and other sales. Bell Aliant’s EBITDA decreased by 1.5% to $331 million, due to lower operating revenues and slightly higher operating costs.

Common Share Dividend
BCE’s Board of Directors declared a quarterly dividend of $0.5675 per common share, payable on January 15, 2013 to shareholders of record at the close of business on December 14, 2012.

7/15

Outlook
BCE’s guidance for 2012, as provided on February 9, 2012, which was updated on August 8, 2012 and reconfirmed on November 1, 2012, is as follows:

	February 9	August 8	Current Guidance
2012 Guidance	Guidance	Guidance	Expectation

Bell (i)
Revenue Growth	3% - 5%	Lower end	On track
EBITDA Growth	2% - 4%	Higher end	On track
Capital Intensity	≤16%	~16%	On track

BCE
Adjusted EPS (ii)	$3.13 - $3.18	$3.15 - $3.20	On track
Free Cash Flow (iii)	$2.35B - $2.5B	No change	On track
Annual common dividend
per share	$2.17	$2.27	On track
Dividend payout ratio (iv)
- Adjusted EPS	approx. 69%	No change	On track
- Free cash flow	approx. 69%	No change	On track

(i)	Bell’s 2012 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	EPS before severance, acquisition and other costs and net gains/losses on investments.
(iii)	Free cash flow before common share dividends and including dividends from Bell Aliant.
(iv)	Calculated using the mid-point of BCE’s 2012 Adjusted EPS and free cash flow guidance ranges.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its third quarter results on Thursday, November 1 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-952-6845 or 416-695-7848. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 1375865#.

There will also be a live audio webcast of the call available on BCE’s website at: http://bce.ca/investors/investorevents/all/show/bce-q3-2012-results-conference-call. The mp3 file will be available for download on this page later in the day.

Notes
The information contained in this news release is unaudited.

(1)

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements.

8/15

EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q3 2012 consolidated financial statements.

We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

(In millions of Canadian dollars)
	Q3 2012	Q3 2011
Net earnings	689	736
Severance, acquisition and other costs	24	130
Depreciation	674	628
Amortization	180	180
Finance costs
Interest expense	223	210
Interest on employee benefits obligations	243	247
Expected return on pension plan assets	(267)	(259)
Other expense (income)	5	(11)
Income taxes	248	80
EBITDA	2,019	1,941

(2)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

9/15

(In millions of Canadian dollars, except per share amounts)
	Q3 2012		Q3 2011
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	569	0.74	642	0.83
Severance, acquisition and other costs	19	0.02	82	0.10
Adjusted net earnings	588	0.76	724	0.93

(3)

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

(In millions of Canadian dollars)
	Q3 2012	Q3 2011
Cash flows from operating activities	1,589	1,916
Bell Aliant dividends/distributions to BCE	48	48
Capital expenditures	(832)	(814)
Cash dividends paid on preferred shares	(27)	(31)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(85)	(75)
Acquisition costs paid	39	7
Bell Aliant free cash flow	(48)	(46)
Free cash flow	684	1,005

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2012 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS, free cash flow and dividend payout ratios), our business outlook, objectives, plans and strategic priorities, BCE’s annual common dividend per share, the completion of BCE’s proposed

10/15

acquisition of Astral Media Inc. (Astral), our 4G LTE wireless and Fibe TV network and broadband fibre deployment plans, and other statements that are not historical facts, are forward-looking. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at November 1, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any nonrecurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 1, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2012, and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements for 2012 contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Growth in the Canadian economy of 2.2% in 2012 based on the Bank of Canada’s most recent estimate, a 10 basis point increase compared with an earlier estimate of 2.1%;
  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth;
  a continued soft advertising market for Bell Media;
  an ongoing intense level of wireline competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution; and
  wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

11/15

Operational Assumptions Concerning Bell Wireline (excluding Bell Aliant)

  Stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services;
  in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and capitalize on our market leadership position in high definition (HD) programming;
  improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas;
  gradual business improvement in the performance of our Business Markets unit in 2012, based on increased business customer spending on ICT technology driven by an improving economy, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion;
  cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network;
  continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets;
  increasing EBITDA contribution from growth services; and
  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

Operational Assumptions Concerning Bell Wireless (excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage;
  incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios;
  wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services;
  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market; and
  higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless high-speed packet access plus (HSPA+) network.

12/15

Operational Assumptions Concerning Bell Media

  Building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news;
  revenue growth in our specialty service operations to be driven by market-based rates charged to broadcast distributors;
  increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase;
  investment in programming and marketing in combination with ongoing investment in high definition services;
  maintaining our favourable market position in our radio operations by leveraging strategic investments made in 2011; and
  the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Financial Assumptions Concerning Bell (excluding Bell Aliant) and BCE

  Bell’s total employee benefit plans cost to be approximately $90 million, based on an estimated accounting discount rate of 5.1% and an expected return on plan assets of 6.75%, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $170 million and an estimated below EBITDA net employee benefit finance return of approximately $100 million;
  Bell’s total pension plan cash funding to be approximately $375 million;
  Bell’s cash taxes to be approximately $300 million;
  net interest paid to be approximately $675 million;
  BCE’s total employee benefit plans cost to be approximately $150 million, including approximately $60 million for Bell Aliant, comprised of an estimated above EBITDA employee benefit plans service cost of approximately $250 million and an estimated below EBITDA net employee benefit finance return of approximately $100 million;
  depreciation and amortization expense approximately $125 million higher compared to 2011;
  severance, acquisition costs and other of approximately $100 million;
  an effective tax rate of approximately 22%;
  tax adjustments (per share) of $0.18; and
  an annual common share dividend of $2.27 per share.

The foregoing assumptions, although considered reasonable by BCE on November 1, 2012, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2012 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2012 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

13/15

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, IT systems, software and other assets;
  our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment;
  the complexity of our product offerings and pricing plans;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  increased contributions to employee benefit plans;
  labour disruptions;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our satellite television services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets;
  potential increases in royalties payable by Bell Media under licences pursuant to the Copyright Act;
  health concerns about radio frequency emissions from wireless devices;

14/15

  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  employee retention and performance;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained;
  stock market volatility; and
  the completion of our proposed acquisition of Astral is subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, including from the CRTC and Competition Bureau; consequently, there can be no certainty that the transaction will occur or that it will occur on the terms and conditions currently contemplated and, should the transaction proceed, that anticipated benefits will be realized.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results.

We encourage investors to also read BCE’s 2011 Annual MD&A dated March 8, 2012 (included in the BCE 2011 Annual Report), BCE’s 2012 First Quarter MD&A dated May 2, 2012, BCE’s 2012 Second Quarter MD&A dated August 7, 2012 and BCE’s 2012 Third Quarter MD&A dated October 31, 2012, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

15/15